UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

    X      Form 10-K ____ Form 20-F ____Form 11-K ____ Form 10-Q

____ Form N-SAR

For Period Ended: December 31, 2001

[ ] Transition Report on Form 10-K

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q

[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS

VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Not Applicable

PART I -- REGISTRANT INFORMATION

Portland General Electric Company

Full Name of Registrant

121 SW Salmon Street

Address of Principal Executive Office (Street and Number)

Portland, Oregon 97204

City, State and Zip Code

PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

X (a) The reasons described in reasonable detail in Part III of this form --- could not be eliminated without unreasonable effort or expense;

X (b) The subject annual report, semi-annual report, transition report on --- Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) --- has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The management of Portland General Electric Company ("PGE" or the "Company") has been working diligently to complete and file in a timely manner the Company's annual report on Form 10-K for the year ended December 31, 2001. However, the recent change in the Company's Certifying Accountant from Arthur Andersen LLP, who resigned on February 5, 2002, to PricewaterhouseCoopers LLP, who was engaged on February 25, 2002, (see PGE's Form 8-Ks dated February 5, 2002 and February 25, 2002 for further details) have led management to conclude that fifteen additional days from the prescribed due date of March 31, 2002 will be required. This additional time will allow PGE to compile and present to the new auditors the information required by the federal securities laws and, in particular, in the Form 10-K, in a manner that will allow the auditors to complete the audit for the year ended December 31, 2001 and the Company to complete the disclosures in the Form 10-K in accordance with the federal securities laws. Under the circumstances, due to the timing of the change in certifying accountants, the Company needs a brief period of additional time -- the fifteen days provided under Rule 12b-25(b)(2) -- to provide the information to the auditors and the Company to complete the disclosures in the Form 10-K to provide investors with the most meaningful and complete disclosure of current and historical financial and business information. Without an extension, we are unable to accomplish this without unreasonable effort.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

James J. Piro (503) 464-8982

(Name) (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).   X    Yes           No.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?   ____ Yes ____ No Unknown at this time

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Due to the timing of a change in certifying accountants, the audit of PGE's financial statement for the year ended December 31, 2001 is continuing. As a result, it is not possible to make a reasonable estimate of any change in results of operations from the corresponding period.

Portland General Electric Company

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	April 1, 2002	/s/ James J. Piro
James J. Piro Senior Vice President Chief Financial Officer and Treasurer